

June 9, 2025

John Markovich
Chief Financial Officer
D-Wave Quantum Inc.
2650 East Bayshore Road
Palo Alto, CA 94303

   Re: D-Wave Quantum Inc.
    Registration Statement on Form S-3
    Filed June 3, 2025
    File No. 333-287747

Dear John Markovich:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Uwem Bassey at 202-551-3433 or Mitchell Austin at 202-551-3574 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Christina C. Russo